METALLICA RESOURCES INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2. Date of Material Change

April 23, 2007

Item 3. Press Release

The press release attached as Schedule "A" was released on CCN Matthews in Canada and on Market Wire in the United States on April 23, 2007 pursuant to section 75(1) of the Act.

Item 4. Summary of Material Change

Metallica Resources Inc. reports that doré pours are underway at its 100% owned Cerro San Pedro ("CSP") heap-leach gold and silver project in Mexico.

Item 5. Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6. Reliance on subsection 7.1(2) or (3) National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8. Executive Officers

The following executive officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Dated as April 23, 2007

METALLICA RESOURCES INC.

By:	/s/ Richard J. Hall
Richard J. Hall
President and Chief Executive Officer

SCHEDULE A

Press Release No. 07-05

METALLICA RESOURCES ANNOUNCES DORé POURS UNDERWAY
AT CERRO SAN PEDRO PROJECT, MEXICO

Toronto, Ontario – April 19, 2007 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report that doré pours are underway at its 100% owned Cerro San Pedro ("CSP") heap-leach gold and silver project in Mexico. Pours will continue on a regular basis as the project advances towards full production later in the year. At present, there are approximately 660,000 tonnes of ore on the leach pad, containing approximately 14,000 ounces of gold and 760,000 ounces of silver. Ore is being added to the pad at a rate of about 11,500 tonnes per day.

In other developments, construction has begun on the second and third cells of the phase-one heap-leach pad. This construction is expected to be completed in the third quarter and will result in sufficient heap-leach pad capacity for the first four years of operation. The estimated cost to complete the phase-one pad is approximately $3 million.

As previously announced, an updated mineral reserve prepared earlier this year increased the proven and probable mineral reserve 25% over that reported in 2006. The current mineral reserve is estimated to be approximately 1.5 million ounces of gold and 62 million ounces of silver, or 2.6 million gold-equivalent ounces, based on the three-year historical average of $475 per ounce gold and $8.00 per ounce silver. Average annual production over the estimated 10-year mine life is forecast to be 90,000 ounces of gold and 2.1 million ounces of silver, or 125,000 gold-equivalent ounces. Cash costs per ounce of gold, net of the current silver price, are projected to be $91 per ounce.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 92.4 million shares outstanding. As of December 31, 2006, it had approximately US$45 million in cash and cash equivalents with no debt. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

Information in this news release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Implicit in this information, particularly in respect of statements as to future operating results and economic performance of the Company, and resources and reserves at the Company’s mineral projects, are assumptions regarding projected revenue and expense, gold, silver and copper prices, and mining costs. These assumptions, although considered reasonable by the Company at the time of preparation, may prove to be incorrect. Readers are cautioned that actual results are subject to a number of risks and uncertainties, including risks relating to general economic conditions and mining operations, and could differ materially from what is currently expected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.